Exhibit 99.2

Frontier Nuclear and Minerals Inc.

(Formerly Snow Lake Resources Ltd.)

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Frontier Nuclear and Minerals Inc. (“Frontier”, “we”, “us” or the “Company”), summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows as of and for the six months ended December 31, 2025. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the related notes thereto for the six months ended December 31, 2025 and 2024 (the “Q2 2026 Financials”) , as well as the Company’s Annual Report on Form 20-F for the year ended June 30, 2025 (the “2025 Annual Report”). This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors.

The Q2 2026 Financials and the financial information contained in this MD&A are prepared pursuant to IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the United States Securities and Exchange Commission (the “SEC”) for foreign private issuers, the Company does not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through August 21, 2026, unless otherwise indicated. All figures are expressed in Canadian dollars (“$” or “”), unless otherwise noted.

During the six months ended December 31, 2025, the Company remained at the exploration stage, had not placed any of its mineral properties into production, and has not generated any revenues. The Company’s planned exploration and development of mineral resources, primarily uranium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Business Outlook and Strategy

Frontier was incorporated in the Province of Manitoba, Canada under the Corporations Act (Manitoba) on May 25, 2018. On November 22, 2021, the Company was listed for trading under the NASDAQ Composite. Effective March 16, 2026, the Company changed its legal name from Snow Lake Resources Ltd. to Frontier Nuclear and Minerals Inc. and its Nasdaq trading symbol from ‘LITM’ to ‘FNUC’. The corporate and registered office of the Company is 360 Main St, 30th Floor, Winnipeg, Manitoba, R3C 4G1, Canada.

The Company is a nuclear fuel cycle and critical minerals company with a portfolio of U.S.-focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors. Currently, our main uranium project is the Pine Ridge Uranium Project, an exploration stage project located in the Powder River Basin in Wyoming, United States. We also hold a portfolio of additional exploration stage critical minerals projects located in Manitoba, Canada and Namibia, as well as investments in a number of companies with critical minerals assets, including rare earths and lithium, in North America.

On March 16, 2026, the Company announced its intention to spin-off its lithium assets into a separate entity. The proposed spin-off is intended to increase management focus on the Company’s nuclear fuel cycle activities, establish distinct strategic and capital allocation priorities for the lithium business, and improve transparency for shareholders. The structure, timing and completion of the proposed spin-off remain subject to further planning, board approval, and applicable regulatory approvals, and there can be no assurance that the spin-off will be completed on the terms currently proposed, or at all.

For the six months ended December 31, 2025, the Company incurred a net loss of $14,954,249 (2024 – $2,357,257) and had negative cash flow from operations of $4,443,988 (2024 – $2,554,578), and as at December 31, 2025, the Company had an accumulated deficit of $57,488,275 (June 30, 2025 – accumulated deficit of $42,534,026). The Company has not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future, and to meet future commitments. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions, and the unpredictability of the mining business, represent material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Uranium Market

Overview

Currently, the primary significant commercial use for U3O8 is as a fuel for nuclear power plants for the generation of electricity. Global demand for electricity is estimated to grow by approximately 50% by 2040, with calls to triple global nuclear capacity by 2050.

Nuclear energy underpins the three major global trends of electrification, decarbonization, and energy security. Nuclear power plays a critical role in energy transition, as it is widely stated that there is no path to net zero carbon without nuclear power. At the 2023 United Nations Climate Change Conference or Conference of the Parties of the UNFCCC (more commonly known as COP 29), a total of 31 countries agreed to target tripling nuclear capacity by 2050 as countries focus on energy security and affordability. Nuclear energy provides clean, non-CO2 emissions, and low-cost energy, with greater generating capacity per footprint than other fuel sources. Nuclear power programs continue to expand, with 440 operating reactors in 31 countries, and with 60 reactors under construction in 18 countries.

Geopolitical Events

Geopolitical events continue to shape the global uranium market, including the ongoing Russian invasion of Ukraine, political instability in Niger, and the United States passing a series of laws banning the importation of Russian uranium and facilitating American nuclear energy leadership. These events continue to influence and drive the global energy mix and policy, with renewed focus on nuclear power as a means of ensuring energy security.

During 2024, the United States passed two significant pieces of legislation designed to advance clean energy, enhance energy security and independence, and revive an aging nuclear energy industry at home and bolster cutting-edge technologies abroad.

In May 2024, then President Biden signed into law the “Prohibiting Russian Uranium Imports Act,” which bans the import of enriched uranium produced in Russia or by Russian entities, and is designed to enhance the United States' energy security by reducing its dependence on Russia for nuclear fuels. It also unlocks funding to support domestic uranium production. Russia is currently the largest foreign supplier of enriched uranium to the United States, according to U.S. Energy Department data.

In June 2024, the U.S. Senate passed the “Accelerating Deployment of Versatile, Advanced Nuclear for Clean Energy Act,” or the ADVANCE Act, which is designed to reestablish the United States as the global leader in nuclear energy in the 21st century. The ADVANCE Act is aimed at strengthening the United States' energy security, as well as expanding nuclear power as a clean, reliable power source designed to remain a major part of the United States future energy mix.

On May 22, 2025, the U.S. Administration issued four executive orders, or the Nuclear Executive Orders, designed specifically to accelerate the deployment of nuclear energy in the United States. The Nuclear Executive Orders are designed to:

●	Accelerate the deployment of nuclear energy in the United States;

●	Deploy advanced nuclear reactor technologies, including small modular reactors;

●	Quadruple nuclear energy in the United States by 2050; and

●	Reinvigorate the nuclear industrial base, including uranium mining and enrichment.

Combined with all previous executive orders issued by the current U.S. Administration during 2025 on critical minerals, including uranium, these orders are expected to increase global demand for uranium and accelerate U.S. domestic uranium mining.

On November 7, 2025, the U.S. Geological Survey, on behalf of the Secretary of the Interior, published the Final 2025 List of Critical Minerals, adding uranium to the list following recommendations from the Department of Energy and the Department of War. This designation recognizes uranium’s strategic importance to both civilian energy and U.S. defense capabilities and may enable qualifying uranium projects to access government loan programs, grant funding, and FAST-41 streamlined permitting pathways.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

In January 2026, the U.S. Department of Energy announced US$2.7 billion in task orders over the next decade to restore U.S. domestic uranium enrichment capacity, representing a further example of U.S. federal investment intended to accelerate the build-out of domestic capacity across the nuclear fuel cycle. The U.S. Administration’s stated objective of quadrupling U.S. nuclear capacity by 2050 is expected to increase annual U.S. uranium requirements from approximately 47 million pounds to approximately 190 million pounds, a supply gap that domestic uranium production is not expected to fill, resulting in continued reliance on uranium imports from allied jurisdictions.

Supply of Uranium

Geopolitical events continue to disrupt the global uranium supply chain. A combination of low prices over the past decade, underinvestment in uranium projects and nuclear power, mine closures, challenges in re-starting idled uranium mines, and the COVID-19 pandemic, have all contributed to a reduction in the global supply of uranium. More recently, uranium producers, developers, and physical uranium holding companies have continued to buy physical uranium, putting further strain on the uranium supply chain.

Demand for Uranium

Demand for uranium is being driven by the increasing focus on nuclear power as a component part of net zero, a policy shift to include nuclear power as clean energy, and the number of nuclear reactors in operation and under construction.

As noted above, with 440 operating reactors in 31 countries, and with 60 reactors under construction in 18 countries, total uncovered uranium requirements are estimated to be more than 500 million pounds through 2030. The World Nuclear Association’s Nuclear Fuel Report (2023) predicts a 28% increase in uranium demand from 2023 through 2030, with a 51% increase in uranium demand for the period from 2031 through 2040, providing plenty of scope for growth in nuclear capacity in a world focused on carbon emissions. Demand for uranium is forecast to outstrip uranium supply over the next decade.

Prices

As a result of the demand-and-supply dynamics, prices of uranium have recovered from their lows over the past decade and briefly exceeded US$100 per pound U3O8 in January 2024, with current prices hovering around US$80 per pound U3O8.

We are of the view that the combination of supply and demand factors, against the backdrop of the search for solutions to decarbonization and managing global geopolitical risks, is positive for uranium exploration over the next decade.

Lithium Market

Until recently, our Snow Lake Project constituted our sole material project. The lithium market currently remains depressed. Lithium prices continue to remain low after a stratospheric rise in 2022, followed by a precipitous 80% drop during 2023. Demand for lithium continues to be weak, and a number of major global lithium producers continue to curtail production until the lithium market and lithium prices recover. Given the current state of the lithium markets, as mentioned above, our primary focus over the next year will be to advance the exploration of our uranium projects. Subsequent to the period, the Company announced its intention to spin-off its lithium assets, including the Snow Lake Lithium™ Project and the Shatford Lake Lithium Project described below, into a separate entity, allowing each business to pursue its own dedicated strategic and capital allocation priorities.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Corporate Developments

Acquisition of Global Uranium and Enrichment Limited

On October 6, 2025, the Company announced entry into a definitive agreement with Global Uranium and Enrichment Limited (“GUE”), an Australian uranium exploration and development company, to acquire 100% of the shares and options of GUE that the Company did not already own.

On February 13, 2026, subsequent to the six months ended December 31, 2025, the Company completed the acquisition of the remaining 80.30% of the issued and outstanding ordinary shares of GUE by way of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) of Australia (the "Acquisition"). The Acquisition was approved by GUE securityholders on January 27, 2026, representing 99.19% of votes cast in favour, and was sanctioned by the Federal Court of Australia on February 3, 2026.

GUE shareholders received 6,671,018 common shares of the Company as consideration under the Share Scheme. In connection with the Option Scheme, the Company also issued 393,108 warrants exercisable at US$4.8185 per share until April 21, 2028, and 522,519 warrants exercisable at US$5.5598 per share until May 14, 2027, in replacement of all cancelled GUE options.

The Acquisition represents a significant step in the Company’s strategy to establish a diversified, U.S.-focused nuclear fuel cycle business. The transaction delivers the following to the Company:

●	Uranium Exploration and Development: Uranium Exploration and Development: The Acquisition consolidates GUE’s portfolio of U.S. uranium exploration and development projects, including the Pine Ridge Uranium Project located in the Powder River Basin of Wyoming, one of the premier uranium-producing basins in the United States, as well as the Tallahassee Project, an established uranium resource base located in Colorado, and additional projects in Utah. These assets substantially expand the Company’s uranium resource base in the U.S.

Prior to the Acquisition, the Pine Ridge Uranium Project was held through Powder River Basin LLC, a 50/50 joint venture between the Company and GUE, as described under "Properties" below. Following completion of the Acquisition, the Company now holds a 100% indirect interest in the Pine Ridge Uranium Project through its consolidation of GUE.

●	Uranium Enrichment Technology: Through GUE, the Company acquired a cornerstone shareholding in Ubaryon Pty Ltd. (“Ubaryon”), a developer of next-generation uranium enrichment technology. The Company is Ubaryon’s largest shareholder and believes enrichment technology represents a critical and strategically significant component of the domestic U.S. nuclear fuel cycle.

Ubaryon is a private Australian company developing and commercializing a uranium enrichment technology based on the chemical separation of naturally occurring uranium isotopes. A significant feature of the technology is that it eliminates the need for conversion from uranium oxide to gaseous uranium and the need for deconversion back to uranium oxide, simplifying the enrichment process and allowing for additional flexibility in the nuclear fuel cycle supply chain.

As part of due diligence completed in connection with an investment in Ubaryon by Urenco Limited, a global uranium enrichment company with enrichment facilities in Germany, the Netherlands, the UK and the U.S., Ubaryon received independent technical reviews confirming its technology is currently at a Technology Readiness Level ("TRL") of TRL-4, with a defined development program intended to support progression toward TRL-5 over the next three years, subject to technical milestones. In connection with Urenco’s investment, Urenco received a "no objection" ruling from the Australian Foreign Investment Review Board, and Ubaryon received "in principle" approval from Defence Export Control to deal with Urenco regarding its core uranium technology. Following completion of the GUE Acquisition, the Company became the largest shareholder of Ubaryon, with Urenco as the second largest shareholder.

Ubaryon has also developed a sorbent powder, which is patent pending, for the recovery of uranium from waste solutions, and has received interest from several companies to evaluate its potential applications.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Kadmos Energy Services

On October 17, 2025, the Company, through its wholly owned subsidiary Snow Lake Investments (US) Ltd., entered into a Subscription and Purchase Agreement with Kadmos Energy Services LLC ("Kadmos"), a Delaware limited liability company, to acquire an equity interest in Kadmos.

Under the agreement, the Company subscribed for 4,900,000 Class A Membership Units of Kadmos for total aggregate consideration of US$10,000,000. At closing, US$2,000,000 was paid in cash. The remaining US$8,000,000 was evidenced by a Secured Promissory Note (the "Note") issued to Kadmos, repayable in six instalments through October 17, 2027.

The investment was completed concurrently with the execution of an Amended and Restated Operating Agreement, the Secured Promissory Note, and a Unit Pledge Agreement. The resulting capital structure of Kadmos is as follows:

●	4,900,000 Class A Units issued to Snow Lake Investments (US) Ltd.;

●	5,100,000 Class B Units issued to Exodys Energy and founding members; and

●	1,000,000 Profits Interest Units authorized under a 2025 Equity Incentive Plan and Phantom Equity Plan for employees and consultants.

Kadmos is governed by a board of managers. The board of managers of Kadmos initially consists of three members of which one is required to be, and has been, appointed by the Company. The board of managers of Kadmos will expand to five members if the Company contributes an additional US$2,000,000 under the promissory note, thereby granting us the right to appoint a majority of the members of the board of directors of Kadmos.

We also entered into an option agreement with a member of Kadmos, pursuant to which such member granted us an irrevocable option to purchase, from time to time, an aggregate of up to 1,550,000 Class B Membership Units in Kadmos. The option expires on October 20, 2030 or such earlier date as we may decide to terminate the option at our sole discretion. The purchase price may be paid, at our sole discretion, in either cash or our common shares.

For purposes of our obligations under the promissory note issued to Kadmos and the option agreement with the member of Kadmos, we agreed to place an aggregate of 2,500,000 of our common shares in escrow, pursuant to an escrow agreement, with 1560058 B.C. Ltd. serving as escrow agent.

Kadmos is an Idaho-based developer of pressurized water reactor ("PWR") small modular reactor ("SMR") power plants, led by CEO Youssef Ballout, with a focus on providing reliable and sustainable energy through a vertically-integrated supply chain. Kadmos has also entered into a strategic relationship with Exodys Energy, a company focused on uranium recycling, with the objective of addressing fuel availability and waste management considerations relevant to the deployment of SMRs.

Subsequent to the six months ended December 31, 2025, on March 5, 2026, Kadmos submitted a response to the Texas Advanced Nuclear Energy Office’s Request for Information process, outlining recommendations to accelerate the deployment of advanced nuclear power generation in Texas. Kadmos' response emphasized the use of mature PWR technology, similar to that used at Texas' existing commercial nuclear reactors, with the objective of facilitating a shift from information-gathering to deployment with reduced regulatory, technical, and supply chain risk.

Management believes that the successful development of the Company’s uranium mining and milling projects may present an opportunity for Kadmos to become an anchor customer for offtake from such projects.

American Uranium Limited (formerly GTI Energy Limited)

On August 8, 2025, the Company entered into a Subscription Agreement with GTI Energy Limited (“GTI”), an Australian public company listed on the ASX. Under the agreement, the Company subscribed for 424,866,286 fully paid ordinary shares in GTI at an issue price of A$0.0035 per share, for total consideration of $1,333,719 (A$1,487,032). The subscription also included 212,433,143 free-attaching options with an exercise price of A$0.01 per option expiring September 25, 2028.

On August 29, 2025, GTI changed its name to American Uranium Limited (“AMU”) and completed a 1-for-40 share consolidation, bringing the Company’s ownership to 10,621,657 shares and 5,310,828 options with an exercise price of A$0.40.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Financing Activities

During the six months ended December 31, 2025, the Company sold 6,755,183 common shares for gross proceeds of US$36,248,727 under the April 2025 ATM Sales Agreement.

RSU Redemptions

Subsequent to December 31, 2025, 131,792 RSUs were redeemed for a cash equivalent amount of US$499,955, which remains payable by the Company.

RSU Settlement and Debt Conversion Agreements

Subsequent to December 31, 2025, the Company entered into arrangements concerning the settlement of certain RSU-related obligations. Those arrangements were superseded by settlement and confirmation agreements effective June 30, 2026.

Effective June 30, 2026, the Company entered into an RSU amending, confirmation and settlement agreement with certain RSU holders and related shareholders. Pursuant to the agreement, 7,098,872 common shares were confirmed and recognized at a deemed price of US$1.15 per share as consideration for the full and final release and settlement of claims relating to a prior RSU award. Following the settlement, no RSUs remain outstanding in favour of the applicable participant. The executed agreement supports the characterization of the 7,098,872 shares as consideration for the release, rather than settlement of the previously asserted cash equivalent amounts.

The agreement also settled a US$29,313 obligation relating to 7,500 vested RSUs through an aggregate of 25,489 common shares at a deemed price of US$1.15 per share. This amount consists of 13,055 common shares that were confirmed and recognized and 12,434 additional common shares to be issued from treasury.

Also effective June 30, 2026, the Company entered into an assignment, debt conversion and amending agreement pursuant to which A$6,332,613 of convertible note indebtedness was converted into 3,810,030 common shares at a deemed price of US$1.15 per share. Of those shares, 3,589,832 common shares were satisfied through the confirmation and recognition of existing common shares and 220,198 additional common shares are to be issued from treasury. The maturity date of a secured promissory note owing to the Company, with an aggregate balance of US$5,629,205 as at June 30, 2026, was extended to July 1, 2027.

Properties

Our uranium projects consist of (i) the Pine Ridge Uranium Project, a 50/50 joint venture exploration stage project located in the Powder River Basin in Wyoming, United States and (ii) the Engo Valley Uranium Project, in Namibia. We also have two lithium projects, namely (i) the Thompson Brothers project and the Grass River project, or collectively, the Snow Lake Lithium™ Project, in the Snow Lake region of Northern Manitoba, Canada and (ii) the Shatford Lake Lithium Project, adjacent to the Tanco tantalum, cesium and lithium mine in Southern Manitoba, Canada. We also have an interest in the Mound Lake Property, an early-stage exploration property located in northwestern Ontario, Canada, as well as investments in a number of companies with critical minerals assets, including rare earths and lithium. The foregoing projects are described below.

The Pine Ridge Uranium Project

On March 12, 2025, we announced that we had entered into a 50/50 joint venture, or the Joint Venture, with GUE, to acquire 100% of the Pine Ridge Uranium Project, an exploration project located in Wyoming, United States.

Powder River Basin LLC, a limited liability company 50% owned by Usuran Resources Inc, a wholly owned subsidiary of GUE, and 50% owned by Snow Lake Exploration (US) Ltd., our wholly owned subsidiary, entered into a Purchase and Sale Agreement with Stakeholder Energy, LLC, or the Pine Ridge Purchase and Sale Agreement. Pursuant to the Pine Ridge Purchase and Sale Agreement, Stakeholder Energy, LLC agreed to sell the Pine Ridge Uranium Project to Powder River Basin LLC for the following consideration:

Payment by Powder River Basin LLC to Stakeholder Energy, LLC of an aggregate of US$22,500,000 in cash, payable in three installments of US$7,500,000 each, as follows:

a)	US$7,500,000 to be paid at the closing, or the Pine Ridge Closing, of the purchase of the Pine Ridge Uranium Project pursuant to the Pine Ridge Purchase and Sale Agreement, or the First Installment (which amount has been paid);

b)	US$7,500,000 to be paid on or before the one-year anniversary of the Pine Ridge Closing, or the Second Installment (which amount has been paid); and

c)	US$7,500,000 to be paid on or before the two-year anniversary of the Pine Ridge Closing, or the Third Installment.

In addition, the Pine Ridge Purchase and Sale Agreement obligates Powder River Basin LLC to pay Stakeholder Energy, LLC a production royalty based on an applicable royalty percentage (which will be calculated by a net smelter returns variable between 3.5% and 6%, dependent on U3O8 realized price) from uranium, vanadium and related minerals produced and sold or deemed sold by Powder River Basin LLC from any additional property or property interests acquired by the Powder River Basin LLC, or its affiliates or permitted assigns, within 20 years after March 11, 2025.

The Pine Ridge Purchase and Sale Agreement also requires Powder River Basin LLC to expend a minimum of US$10,000,000 in exploration and development costs by the three-year anniversary of the Pine Ridge Closing.

In connection with Powder River Basin LLC’s payment and performance obligations under the Pine Ridge Purchase and Sale Agreement, the terms of the agreement governing the Joint Venture, or the Joint Venture Agreement, obligates each party to the Joint Venture (being Usuran Resources Inc, a wholly owned subsidiary of GUE, and Snow Lake Exploration (US) Ltd., our wholly owned subsidiary) to contribute the following amounts in cash to Powder River Basin LLC:

i.	US$5,250,000 prior to the first anniversary of the Pine Ridge Closing (of which US$3,750,000 was required to be, and was, contributed prior to the Pine Ridge Closing);

ii.	US$5,250,000 prior to the second anniversary of the Pine Ridge Closing; and

iii.	US$2,000,000 prior to the third anniversary of the Closing under the Acquisition Agreement.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

The Pine Ridge Closing occurred on April 28, 2025. On April 28, 2025, we also consummated our acquisition of an approximately 19.99% interest in GUE.

The Joint Venture entity, Powder River Basin LLC, has a management committee consisting of four representatives, two of which are required to be, and have been, appointed by Usuran Resources Inc and two of which are required to be, and have been, appointed by Snow Lake Exploration (US) Ltd. Powder River Basin LLC is required to be managed by one manager. The initial manager is Usuran Resources Inc.

Subsequent to the six months ended December 31, 2025, the Company completed its acquisition of the remaining interest in GUE, as described under "Corporate Developments" above, resulting in the Company holding a 100% indirect interest in the Pine Ridge Uranium Project.

Location

The Pine Ridge Uranium Project is an exploration-stage in-situ recovery (ISR) uranium exploration project located in the southwestern portion of the Powder River Basin in Wyoming, United States. It lies approximately 35 miles northeast of Casper, Wyoming. The Pine Ridge Uranium Project encompasses approximately 15,130 hectares (37,387 acres) and is situated in proximity to existing uranium operations, including projects operated by Uranium Energy Corp. and Cameco Corporation, and is located approximately 15 kilometers from Cameco Corporation’s Smith Ranch uranium mill, which has a licensed processing capacity of approximately 5.5 million pounds of U₃O₈ per annum.

The Pine Ridge Uranium Project is located within a uranium-producing basin characterized by sandstone-hosted roll-front uranium mineralization amenable to ISR extraction methods. The Powder River Basin has historically been a source of uranium production in the United States, supported by favorable geology, infrastructure, and a developed regulatory framework.

Infrastructure in the region includes access via established transportation routes within the Powder River Basin and proximity to existing uranium processing facilities, which may support future development, subject to further technical and economic evaluation. We believe the Pine Ridge Uranium Project will benefit from its location within a mining-friendly jurisdiction with a history of ISR uranium production and established permitting processes.

On July 25, 2025, we announced the commencement of an initial drill program, consisting of approximately 38,000 meters (or 125,000 feet) of drilling, at the Pine Ridge Uranium Project. The drill program was completed during the period, comprising a total of 114 drill holes. On September 17, 2025, we announced initial drill results, and we subsequently announced additional drill results on December 15, 2025, and the final set of drill results on January 12, 2026, subsequent to the six months ended December 31, 2025. The completed drill program confirmed the presence of widespread uranium mineralization at Pine Ridge and established the continuity of mineralization across multiple areas, identifying at least 25 mineralized roll fronts contained within three major sandstone packages, while testing only a small percentage of the overall land package. Management is currently evaluating the results of the 2025 drill program with a view to planning a subsequent drill program.

The Engo Valley Uranium Project

In February 2024, our company, OG, Engo Valley and Namibia Minerals and Investment Holdings (Proprietary) Limited (“NMIH”) entered into a binding letter of intent, as amended by agreements dated March 15, 2024 and June 30, 2024, pursuant to which we agreed to acquire up to 100% of Engo Valley, which holds an 85% interest in NMIH, which in turn, is the sole registered and beneficial owner of 100% of the right, title and interest in EPL-5887. EPL 5887 hosts the Engo Valley Uranium Project. EPL-5887 covers an area of 69,530 hectares and covers base and rare metals, industrial minerals, non-nuclear fuel minerals, nuclear fuel minerals, precious metals and precious stones.

In July 2024, we entered into a share purchase agreement with the shareholders of Engo Valley, or the Engo Valley Shareholders, Engo Valley, OG, and NMIH, to acquire Engo Valley in two stages, as follows:

i.	We acquired an initial 80% undivided interest in Engo Valley, which represents a 68% undivided interest in NMIH, or the First Stage Interest, by (a) paying to OG, upon the execution of the binding letter of intent, a cash amount of US$250,000, (b) incurring exploration expenditures of a minimum of US$200,000 on the Engo Valley Uranium Project on or prior to July 31, 2024, and (c) issuing to Engo Valley and its designees, on August 7, 2024 (being the closing date of the First Stage Interest), an aggregate of 155,730 of our common shares, or the First Stage Shares, being the common shares calculated by dividing US$2.0 million by the 5-day volume weighted average price of our common shares as of a specified date (which was the equivalent of US$12.84). In accordance with the terms of the share purchase agreement, 50% of the First Stage Shares issued to Engo Valley and its designees have vested. The remaining 50% of the First Stage Shares have been placed in escrow, and will vest and be released from escrow upon the completion of an SK-1300 compliant mineral resource estimate on the Engo Valley Uranium Project.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

ii.	We acquired an additional 20% undivided interest in Engo Valley, which represents a 17% undivided interest in NMIH, or the Second Stage Interest, upon our incurring additional exploration expenditures of a minimum of US$800,000 on the Engo Valley Uranium Project.

Having acquired the Second Stage Interest, we are now obligated to make the following payments to Engo Valley, in the form of our common shares, upon the achievement of the following milestones:

i.	Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines on or before July 31, 2027 that there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by Nasdaq (which was US$12.61); and

ii.	Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines on or before July 31, 2029 that there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq (which was US$12.61).

Location

The Engo Valley Uranium Project is an exploration-stage uranium property located in the Kunene Region of northwestern Namibia, within the Skeleton Coast area, approximately 600 kilometers north of Swakopmund. The Engo Valley Uranium Project is situated within EPL-5887, which encompasses approximately 69,530 hectares and is held by NMIH. EPL-5887 grants the right to explore for base and rare metals, industrial minerals, non-nuclear fuel minerals, nuclear fuel minerals, precious metals and precious stones.

The Engo Valley Uranium Project is located in a remote, arid desert environment characterized by limited infrastructure and sparse population. Access to the property is primarily via approximately 190 kilometers of unpaved roads and desert tracks from Mowe Bay, with additional access from the east via informal routes. The region is characterized by typical desert climatic conditions, including low precipitation and high evaporation rates, which are generally conducive to year-round exploration activities, subject to logistical considerations.

Uranium mineralization at the Engo Valley Uranium Project was initially identified in the 1970s, and historical exploration programs, including drilling and radiometric surveys, were conducted by prior operators. These programs delineated zones of uranium mineralization and resulted in historical estimates. However, no mineral resource estimate compliant with Subpart 1300 of Regulation S-K has been established for the Engo Valley Uranium Project to date. The Engo Valley Uranium Project remains at an early stage of exploration, and current activities are focused on validating historical data and advancing the property toward the preparation of a maiden mineral resource estimate.

On February 13, 2025, we announced the successful completion of our Phase 1 drill program at the Engo Valley Uranium Project. The Phase 1 drill program consisted of 1,570 meters of drilling in 20 reverse circulation drill holes, with downhole radiometrics completed on each drill hole. Our Phase 2 drill program, designed to provide a drill database sufficient to calculate a maiden uranium mineral resource estimate in accordance with SK-1300, was completed during 2025, comprising a total of 5,565 meters in 57 drill holes, consisting of 2,760 meters of reverse circulation drilling in 33 drill holes and 2,805 meters of diamond drilling in 24 drill holes, completed on the MUO and D1 target areas. Subsequent to the six months ended December 31, 2025, with all assay results from the Phase 2 drill program now received, the Company is finalizing a maiden mineral resource estimate for Engo Valley in accordance with Subpart 1300 of Regulation S-K, targeted for completion by mid-Q3 2026. Uranium mineralization remains open along strike at the MUO and D1 target areas, and the Company is planning further exploration and drilling on these areas, as well as initial geological mapping and sampling of the far northern and southernmost parts of Engo Valley identified as prospective targets by a radon cup survey completed in 2024.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Mound Lake Property

On January 10, 2025, the Company and Free Battery Metal Limited (“Free Battery”) entered into a Term Sheet pursuant to which Frontier can earn up to an 80% interest in Free Battery’s Mound Lake Property. The Mound Lake Property encompasses 243 single-cell unpatented mineral claims covering over 4,800 hectares.

On December 5, 2025, the Company and Free Battery entered into Amendment No. 1 to the Definitive Agreement, pursuant to which the timelines for the Second Option and Third Option were each extended by one year in consideration of the Company paying $20,000 and the claim renewal costs for the Mound Lake Property (estimated at approximately $8,000) on or before January 10, 2026 (paid).

Pursuant to the terms and conditions of the transaction, Frontier can earn up to an 80% interest in the Mound Lake property through the following option earn-ins:

●	First Option: Upon payment of $20,000 by Frontier to Free Battery (paid), Frontier shall earn a 10% interest in the Mound Lake Property.

●	Second Option: On or before the second anniversary of the effective date, Frontier shall have the right to acquire an additional 41% interest in the Mound Lake Property upon Frontier:

○	having made work expenditures of at least $1,000,000; and

○	paying $500,000 to Free Battery.

●	Third Option: On or before the third anniversary of the effective date, Frontier shall have the right to acquire an additional 29% interest in the Mound Lake Property upon Frontier:

○	having made additional work expenditures of $1,000,000; and

○	paying an additional $1,000,000 to Free Battery.

Prior to the completion of a pre-feasibility study on the Mound Lake Property, Frontier will be the operator of the Mound Lake Property and be responsible for all costs and expenses associated with exploration and development of the Mound Lake Property.

Following the completion of a pre-feasibility study on the Mound Lake Property, the parties shall diligently and in good faith negotiate the terms of a joint venture arrangement to advance development of the Mound Lake Property. Such arrangement will include, among other things, (i) a mechanism by which expenditures on the Mound Lake Property will be funded on a pro rata basis, based upon the respective parties proportionate interest in the Mound Lake Property; (ii) in the event any one party declines to fund the expenditures in proportion to their interest, their respective interest in the joint venture shall be reduced accordingly, subject to the Dilution Conversion (as defined hereinafter); (iii) a mechanism for preparing and approving a budget and work program in respect of the Mound Lake Property; and (iv) the ongoing management of the joint venture.

Following the exercise of the First Option, in the event that either party’s interest in the Mound Lake Property falls below 10%, such party’s interest shall be converted into a 1% net smelter return royalty on the Mound Lake Property, which shall not be subject to a right of first refusal or any other pre-emptive rights in favour to such party (the "Dilution Conversion").

Location

The Mound Lake Property is an early-stage exploration property located in northwestern Ontario, Canada, south of Lake Nipigon, within a prospective mineral district. The Mound Lake Property comprises approximately 243 single-cell unpatented mining claims covering an aggregate area of approximately 4,800 to 4,860 hectares.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

The Mound Lake Property is underlain by granitic and metasedimentary rocks associated with the Mound Lake pluton and related structural features, including the Larson Creek and Mound Creek fault systems. Historical exploration in the broader area includes airborne geophysical surveys and reconnaissance sampling programs, which identified uranium occurrences associated with regional fault structures. Subsequent work by prior operators has confirmed anomalous uranium and rare metal values in surface samples, although no mineral resource estimate compliant with Subpart 1300 of Regulation S-K has been established for the Mound Lake Property.

The Mound Lake Property is accessible via a network of existing forestry roads and abandoned logging roads, which are suitable for use by all-terrain vehicles and light equipment. The surrounding region has a history of forestry and mineral exploration activities, although the Mound Lake Property itself is at an early stage and does not contain significant infrastructure.

The area is characterized by typical boreal forest terrain, with outcrop exposure variable and locally influenced by overburden cover. Climate conditions are typical of northern Ontario and are conducive to seasonal exploration programs.

The Snow Lake Lithium™ Project

The Snow Lake Lithium™ Project is a 100%-owned exploration stage project located in the Snow Lake region of Northern Manitoba, Canada, comprising 133 mineral claims covering 24,515 hectares (approximately 60,577 acres). The Snow Lake Lithium™ Project consists of two deposits, the Thompson Brothers deposit and the Grass River deposit.

In July 2023, we completed an S-K 1300 Technical Report Summary of Initial Assessment, or the PEA, which considered a mine plan consisting of underground mining on both deposits, with an initial open pit on the Grass River deposit. The PEA is preliminary in nature and is intended to provide an initial, high-level review of the Snow Lake Lithium™ Project’s economic potential and design options.  The projected economic results include numerous assumptions and are based on measured, indicated and inferred mineral resource estimates for the Snow Lake Lithium™ Project, as specified in the PEA.  Inferred resources are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Unlike mineral reserves, mineral resource estimates do not have demonstrated economic viability.

Prior to February 2024, the Snow Lake Lithium™ Project constituted our sole material project. The lithium market currently remains depressed. Lithium prices continue to remain low after a stratospheric rise in 2022, followed by a precipitous 80% drop during 2023. Demand for lithium continues to be weak, and a number of major global lithium producers continue to curtail production until the lithium market and lithium prices recover. We are of the view that the Snow Lake Lithium™ Project does not currently have the scale, size, grade or project economics to make it an attractive exploration project at the present time given the current lithium pricing environment. As such, our management has determined that the Snow Lake Lithium™ Project is no longer a material asset to us. Further exploration activities have been limited until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects.

Location

The Snow Lake Lithium™ Project is in North-Central Manitoba, approximately 20 kilometers (or approximately 12.4 miles) east of the mining community of Snow Lake, with approximate UTM coordinates of 455,000 E and 6,080,000 N, NAD83 Zone 14, lying within National Topographic System (NTS) Map Sheet 63JSE13.

The Snow Lake Lithium™ Project comprises 133 mineral claims covering 24,515 hectares (or 60,577 acres), and straddles Crowduck Bay at the northeastern end of Lake Wekusko.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

The Shatford Lake Lithium Project

In January 2024, we signed an option agreement with ACME Lithium Inc., or ACME, pursuant to which ACME granted us the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium pegmatite project areas, located in southeastern Manitoba, Canada, or the Shatford lake Lithium Project. We could exercise the option by paying a total cash amount of $800,000 and incurring a total of $1.8 million in exploration and development expenditures, in each case over a two-year period.

Once we had earned a 90% undivided interest in the Shatford lake Lithium Project, and completed a positive feasibility study, a joint venture between us and ACME was to be formed for further development, the detailed market standard terms and conditions of which were to be agreed at the time of formation of the joint venture.

Upon formation of the joint venture: (i) we would hold a 90% interest, and ACME would hold 10% interest in the joint venture, (ii) our interest would be a 90% participating interest in the joint venture, but we would fund 100% of all expenditures until the completion of a positive feasibility study, and (iii) ACME would retain a 10% free carried interest, without the need to contribute to expenditures until the completion of a positive feasibility study on the Shatford lake Lithium Project.

The foregoing description of the material terms of our option agreement relating to the Shatford lake Lithium Project is qualified in its entirety by reference to the option agreement, dated January 29, 2024, between us and ACME, which is incorporated by reference as an exhibit to this Annual Report.

Location

The Shatford Lake Lithium Project is comprised of 37 mineral claims located over three project areas, being Shatford Lake, Birse Lake, and Cat-Euclid Lake, totalling approximately 17,000 acres. The project is located in the Bird River Greenstone Belt in southeastern Manitoba, Canada. The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element Lithium-Cesium-Tantalum, or LCT, pegmatites. Thirty-one of the mineral claims are contiguous to the south of Sinomine Corporation’s Tanco Mine, an LCT producer since 1969.

The Shatford Lake Lithium Project straddles a 15 kilometers long structural trend of the Greer-Shatford Shear Zone with numerous pegmatite dykes and favorable host rocks.  It is situated in the southern limb of the Bird River greenstone belt in southeastern Manitoba.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element LTC pegmatites.

The Shatford Lake Lithium Project benefits from its location within a well-established mining district with existing infrastructure and year-round access. It is accessible via provincial highways and local roads and is located in proximity to the Tanco Mine and related infrastructure. The region is characterized by typical boreal forest terrain with glacial overburden cover, which may locally obscure bedrock exposures and influence exploration methods.

As a result of our strategic decision to pivot our primary focus away from lithium exploration and toward uranium and other projects, we ceased allocating significant capital to lithium exploration activities, and further exploration activities have been limited on the project until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects.

Cash Management and Strategic Investments

The Company actively manages its cash position through a combination of short-term lending arrangements and strategic investment activity, deploying surplus capital to generate returns while maintaining sufficient liquidity to fund ongoing operations and corporate initiatives. During the six months ended December 31, 2025, the Company extended a series of short-term loans to third parties and portfolio companies and maintained positions in both short-term and long-term investments. The following outlines each lending arrangement and investment position held during the period.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

The T.I.M.E. Organization Inc.

On June 16, 2025, the Company advanced US $1,500,000 to The T.I.M.E. Organization, Inc. under a senior secured term loan agreement.

The loan is repayable in 39 instalments of US $44,041, and the Company anticipates full repayment by December 31, 2026. The total expected cash inflow over the term of the loan is approximately US $1,717,600. The effective yield embedded in the amortization schedule is approximately 43% per annum.

The facility is secured by a first-priority lien over the borrower’s present and future accounts receivable, inventory, equipment, general intangibles, and cash. The loan agreement also contains standard financial and reporting covenants, restrictions on incurrence of additional debt, and customary events of default provisions.

Minglement Solutions LLC.

On July 14, 2025, the Company advanced US$2,500,000 to Minglement Solutions LLC ("Minglement"), a Delaware limited liability company, pursuant to a Senior Secured Promissory Note.

Repayment is structured as a balloon payment of US$2,800,000 in December 2026. The note is senior in priority and secured by a first-priority security interest in all assets of Minglement pursuant to a Security Agreement. The Company holds a right to demand immediate repayment of the entire outstanding principal balance at any time upon 60 days' written notice (the "Call Back Right"), in which case the borrower is required to repay US$2,625,000 (being US$2,500,000 principal plus a 5% return of US$125,000).

AK Holdings Group Inc.

On December 3, 2025, the Company advanced US$7,800,000 to AK Holdings Group Inc. ("AK Holdings"), a company incorporated in Panama, pursuant to an unsecured promissory note. The note bears interest at 12% per annum, with all principal and accrued interest due in a single bullet repayment on December 3, 2026. Interest is payable on the maturity date unless otherwise agreed by the parties in writing.

The note contains negative covenants restricting AK Holdings from incurring additional indebtedness, creating encumbrances, altering its capital structure, making distributions, or disposing of assets outside the ordinary course of business, in each case without the Company’s consent.

CV3 Group, LLC

On December 18, 2025, the Company advanced US$3,250,000 to CV3 Group, LLC ("CV3"), a Delaware limited liability company, pursuant to an unsecured promissory note. The note bears interest at 12% per annum, with all principal and accrued interest due in a single bullet repayment on December 18, 2026. Interest is payable on the maturity date unless otherwise agreed by the parties in writing.

The note contains negative covenants restricting CV3 from incurring additional indebtedness, creating encumbrances, altering its capital structure, making distributions, or disposing of assets outside the ordinary course of business, in each case without the Company’s consent.

CV3 is a related party of the Company because of its relationship with one of the directors of the Company.

Starlink Capital LLC

On December 22, 2025, the Company advanced US$1,400,000 to Starlink Capital LLC ("Starlink"), a Wyoming limited liability company, pursuant to an unsecured promissory note. The note bears interest at 12% per annum, with all principal and accrued interest due in a single bullet repayment on December 22, 2026. Interest is payable on the maturity date unless otherwise agreed by the parties in writing.

The note contains negative covenants restricting Starlink from incurring additional indebtedness, creating encumbrances, altering its capital structure, making distributions, or disposing of assets outside the ordinary course of business, in each case without the Company’s consent.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Summit Strategies LLC

On October 3, 2025, the Company advanced US$1,700,000 to Summit Strategies LLC ("Summit Strategies"), a Wyoming limited liability company, pursuant to a secured promissory note. On October 30, 2025, the note was amended and a further US$2,500,000 was advanced. On November 3, 2025, a Second Note Amending Agreement was entered into and the Company advanced a further US$1,000,000. Interest accrues on each tranche from its respective advance date at 12% per annum. All principal, accrued interest, and other amounts are due in a single bullet repayment on July 3, 2026.

The note is secured by a first-priority lien over all assets of Summit Strategies, including all personal property, accounts, equipment, investment property, deposit accounts, general intangibles, and proceeds thereof.

The note contains negative covenants restricting Summit Strategies from incurring additional indebtedness, creating encumbrances, altering its capital structure, making distributions, or disposing of assets outside the ordinary course of business, in each case without the Company’s consent.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Results of Operations

Selected Annual Information

Selected financial information, prepared in accordance with IFRS, for the Company’s three most recently completed fiscal years ended June 30 are summarized as follows:

	2025	2024	2023
	$	$	$
Total operating expenses	(12,067,903)	(5,805,055)	(16,165,155)
Net loss	(15,985,788)	(6,850,918)	(15,462,945)
Cash	17,829,149	2,526,957	3,840,880
Total assets	78,125,346	29,916,083	26,418,988
Total liabilities	12,118,750	4,418,628	3,914,636
Shareholders' equity	66,006,596	25,497,455	22,504,352
Working capital	15,304,234	1,333,174	1,032,707

The following table sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The information should be read together with the Q2 2026 Financials and related notes. Historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Six months ended	Six months ended
	December 31, 2025	December 31, 2024
	$	$
Expenses
Professional fees	544,029	742,559
Consulting fees	1,969,358	1,055,643
Stock-based compensation	12,338,372	169,066
Directors' and officers' consulting fees	509,395	476,499
Insurance expense	141,634	270,570
General and administrative expenses	485,370	790,908
Travel expenses	312,981	166,414
Transfer agent and regulatory fees	308,686	142,080
Depreciation on right-of-use assets	90,449	15,840
Bank fees and interest	35,064	4,730
Accretion expense	87,798	1,418
Interest on loan and debentures	223,775	397
Total Expenses	(17,046,911)	(3,836,124)

Other Items
Gain (loss) on change in fair value of derivative liabilities	87,117	(47,412)
Realized gain on sale of short-term investments	861,340	—
Unrealized gain on change of fair value of investments	1,032,644	—
Share of loss on investment in joint venture	(82,860)	—
Share of loss from Associate	(28,248)	—
Loss on debt settlement	—	(98,416)
Taxes and penalties	(24,166)	(800,000)
Premium on flow-through shares	—	2,016,543
Reversal of flow-through premium liability	—	460,974
Interest income	365,492	—
Foreign exchange loss	(118,657)	(52,822)
	2,092,662	1,478,867

Net Loss and Comprehensive Loss	(14,954,249)	(2,357,257)

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

During the six months ended December 31, 2025, the Company incurred total operating expenses of $17,046,911, as compared to total operating expenses of $3,836,124 in 2024, for an increase of $13,210,787. The increase in operating expenses in the current period primarily relates to an increase in stock-based compensation, partially offset by other changes discussed below. Key components of Frontier’s results of operations during the six months ended December 31, 2025, and 2024 are discussed as follows:

●	Professional fees totaled $544,029 (2024 – $742,559), for a decrease of $198,530, which comprised primarily of services from outside consultants in areas such as legal counsel, accountants and auditors, which are all essential to the Company’s operations.

●	Consulting fees totaled $1,969,358 (2024 – $1,055,643), for an increase of $913,715. Consulting fees comprised of third-party work primarily for investor relations, public relations, financial and strategic advisory, and legal and professional services in connection with the Company’s expanded transaction activity during the period, including its proposed and completed acquisition of Global Uranium and Enrichment Limited and its investment in Kadmos Energy Services LLC.

●	Non-cash stock-based compensation totaled $12,338,372 (2024 – $169,066), for an increase of $12,169,306. The Company has previously granted restricted share units ("RSUs") and stock options to certain officers and directors. The increase in the current period relates primarily to RSU compensation expense recognized under the Company’s Performance and RSU Plan. The amount of stock-based compensation recorded is dependent on the valuation of the grant date fair value of these securities, which is subject to various estimates, based on the application of the Black-Scholes valuation model which requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

●	Directors’ and officers’ consulting fees totaled $509,395 (2024 – $476,499), for an increase of $32,896. The Company had minimal changes to director and officer compensation arrangements during the six months ended December 31, 2025, and 2024.

●	Insurance expense from directors' and officers' ("D&O") insurance coverage totaled $141,634 (2024 – $270,570), for a decrease of $128,936. The Company has continued to renew its D&O insurance coverage at lower premiums year over year.

●	General and administrative (“G&A”) expenses totaled $485,370 (2024 – $790,908), for a decrease of $305,538.

●	Travel expenses totaled $312,981 (2024 – $166,414), for an increase of $146,567. The increase reflects increased travel activity during the period, including site visits and travel undertaken in connection with the Company’s growth initiatives and strategic objectives.

●	Transfer agent and regulatory fees totaled $308,686 (2024 – $142,080), for an increase of $166,606. The increase is a reflection of the increased financing and corporate activities during the period. Regulatory fees, comprised in conjunction with the listing and ensuing filing requirements, are also included in transfer agent and regulatory fees.

●	Depreciation on right-of-use assets totaled $90,449 (2024 – $15,840), for an increase of $74,609.

●	Bank fees and interest totaled $35,064 (2024 – $4,730), for an increase of $30,334.

●	Accretion expense totaled $87,798 (2024 – $1,418), for an increase of $86,380, relating to the accretion of lease liabilities recognized under IFRS 16.

●	Interest on loans and debentures totaled $223,775 (2024 – $397), for an increase of $223,378. The increase relates to interest accrued on the promissory note issued by the Company in connection with its investment in Kadmos Energy Services LLC.

The Company also recorded total other income of $2,092,662 (2024 – $1,478,867). Other income for the current period was comprised primarily of an unrealized gain on the change in fair value of investments of $1,032,644 and a realized gain on the sale of short-term investments of $861,340, reflecting the performance of the Company's short-term and long-term investment portfolio during the period. The Company also recorded interest income of $365,492 (2024 – $nil), reflecting interest earned on the Company's short-term loans and promissory notes receivable, and a gain on the change in fair value of derivative liabilities of $87,117 (2024 – loss of $47,412).

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

These gains were partially offset by a share of loss on the Company’s investment in joint venture of $82,860 (2024 – $nil) and a share of loss from associate of $28,248 (2024 – $nil), reflecting the Company’s proportionate share of losses recorded under the equity method of accounting for its joint venture and associate investments. The Company also recorded taxes and penalties of $24,166 (2024 – $800,000) and a foreign exchange loss of $118,657 (2024 – $52,822) during the period.

In the comparative period, other income was comprised primarily of a premium on flow-through shares of $2,016,543, recognized upon issuance of flow-through shares, and a reversal of flow-through premium liability of $460,974, recognized as the Company incurred qualifying Canadian exploration expenditures. As at December 31, 2024, the Company had not fully spent the required amount, resulting in potential tax penalties and investor compensation obligations, and accordingly recorded a provision of $800,000 for estimated Part XII.6 tax payable to the Canada Revenue Agency and for potential investor compensation related to tax benefit adjustments. The comparative period also included a loss on debt settlement of $98,416 and a foreign exchange loss of $52,822.

Overall, the Company recorded a net loss of $14,954,249 for the six months ended December 31, 2025 (2024 – $2,357,257). Net loss per share for the six months ended December 31, 2025 was $1.20 per basic and diluted share (2024 – $1.00 per basic and diluted share).

Cash Flows

During the six months ended December 31, 2025, net cash used in the Company’s operating activities was $4,443,988 (2024 – $2,554,578). The increase in cash used in operating activities primarily relates to the growth of the Company’s corporate development and advisory activities during the period, including costs associated with its acquisition of Global Uranium and Enrichment Limited and its investment in Kadmos Energy Services LLC, partially offset by non-cash adjustments including stock-based compensation of $12,338,372 (2024 – $169,066).

During the six months ended December 31, 2025, net cash provided by financing activities was $40,579,779 (2024 – $32,178,836). Financing activities in the current period were comprised primarily of proceeds from equity financing of $50,685,642, partially offset by share issuance costs of $9,917,786, payments on redemption of restricted share units of $54,779, and lease payments of $133,298. See "Corporate Developments" for further information.

During the six months ended December 31, 2025, the Company incurred investing cash outflows of $37,823,534 (2024 – $3,755,065). Investing activities during the period were comprised primarily of an investment in short-term loans receivable of $28,026,040, purchases of long-term investments of $4,918,066, investments in associates of $2,810,864, an investment in joint venture of $1,502,819, and payments for exploration and evaluation assets of $2,046,041, partially offset by proceeds from the sale of short-term investments of $2,879,361 and repayments from short-term loans receivable of $577,023.

Liquidity and Capital Resources

The Company’s ability to successfully buy mineral projects or recover amounts spent on mineral properties is conditional on its ability to secure financing when required. The Company expects to meet more financing requirements through equity financing. The Company may seek other alternatives for financing in the future depending on market conditions and exploration results; however, there can be no assurance that such financing attempts will be successful. The impact on the Company’s business and the cost and availability of financing is still uncertain and could affect the overall liquidity of the Company. In addition, the ability to generate sufficient capital will depend on economic conditions and commodity prices.

Management is actively monitoring cash forecasts and managing performance against its forecasts. As of the date of the MD&A, the Company believes that it will have sufficient liquidity to continue operations for the 12-month period ending December 31, 2026. Nevertheless, management will continue to look for new sources of financing to fund its working capital and to advance the Company’s operations.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of the Board.

The remuneration of directors and other members of key management personnel during the six months ended December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
	$	$
Directors' and Officers' consulting fees	509,395	462,154
Exploration and evaluation expenditures	60,000	60,000
	569,395	522,154

Exploration and evaluation expenditures

During the six months ended December 31, 2025, fees of $60,000 (2024 – $60,000) for services rendered by the Company’s VP of Exploration and its former VP of Resources Development, had been capitalized as E&E assets on the consolidated statements of financial position.

Share-based compensation

During the six months ended December 31, 2025, the Company had granted certain RSUs and options to various directors and officers. Total stock-based compensation of $12,307,676 (2024 – $169,066) was recorded in connection with the vesting of these securities. See notes 17 and 20 for more information.

Related party balances

All related party balances, for services and business expense reimbursements rendered as at December 31, 2025 and June 30, 2025 are non-interest bearing and payable on demand, and are comprised of the following:

	December 31, 2025	June 30, 2025
	$	$
Payable to officers and directors	111,230	127,925
	111,230	127,925

Capital Management

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body.

Risk Factors

The exploration, development and mining of mineral resources are highly speculative in nature and are subject to significant risks. In addition to the usual risks associated with an investment in a business at an early stage of development, management and the directors of the Company believe that the risk factors should be considered by prospective investors. It should be noted that such list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

The Risk Factors of the Company are described in greater detail in section 3.D. of the 2025 Annual Report.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Financial Risks

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and short-term receivables. Cash is held with reputable chartered bank in Canada, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash and short-term receivables is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company generates cash flow primarily from its financing and investing activities.

As at December 31, 2025, the Company had a cash balance of $16,141,406 (June 30, 2025 – $17,829,149) to settle current liabilities of $22,973,079 (June 30, 2025 - $7,002,625).

As at December 31, 2025, the Company had the following undiscounted contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	1,070,155	—	—	1,070,155
Due to related parties	111,230	—	—	111,230
Lease liabilities	267,102	850,328	767,336	1,884,766
Loan payable	4,111,800	6,853,000	—	10,964,800
Deferred liabilities	5,116,125	5,116,125	—	10,232,250
Other liabilities	12,271,871	—	—	12,271,871
Total	22,948,283	12,819,453	767,336	36,535,072

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations. Management believes there is sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company’s cash position as at December 31, 2025.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2025, the Company had no hedging agreements in place with respect to floating interest rates. Management believes that the interest rate risk concentration with respect to financial instruments is minimal.

Foreign exchange risk

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company has financial instruments and transactions denominated in foreign currencies, notably in USD. The Company’s primary exposure to foreign exchange risk is that transactions denominated in foreign currency may expose the Company to the risk of exchange rate fluctuations. Based on its current operations, management believes that the foreign exchange risk is not significant; however, the Company monitors its USD-denominated balances and transactions on an ongoing basis.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Fair value

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

As at December 31, 2025, the Company’s financial instruments consisted of cash, short-term and long-term loans receivable, short-term and long-term investments, accounts payable, due to related parties, lease liabilities, loan payable, derivative liabilities, deferred liabilities, and other liabilities.

The fair value of accounts payable, loan payable, short-term and long-term loans receivable, deferred liabilities and due to related parties are approximately equal to their carrying value due to their short-term nature. The fair values of the lease liabilities approximate their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●                        Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

●                        Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●                        Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

December 31, 2025	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	16,141,406	—	—	16,141,406
Short-term loan receivable	—	29,395,726	—	29,395,726
Short-term investments	3,402,202	—	—	3,402,202
Long-term investment	10,775,746	—	—	10,775,746
Accounts payable and accrued liabilities	(1,070,155)	—	—	(1,070,155)
Due to related party	(111,230)	—	—	(111,230)
Lease liabilities	—	(1,226,882)	—	(1,226,882)
Loan payable	—	(9,721,868)	—	(9,721,868)
Deferred liabilities	—	(10,232,250)	—	(10,232,250)
Derivative liabilities	—	(24,796)	—	(24,796)
Other liabilities	—	(12,271,871)	—	(12,271,871)
Total	29,137,969	(4,081,941)	—	25,056,028

June 30, 2025	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	17,829,149	—	—	17,829,149
Short-term loan receivable	—	2,046,450	—	2,046,450
Short-term investments	1,660,738	—	—	1,660,738
Long-term loan receivable	—	1,128,932	—	1,128,932
Long-term investment	5,203,071	—	—	5,203,071
Accounts payable and accrued liabilities	(1,646,662)	—	—	(1,646,662)
Due to related party	(127,925)	—	—	(127,925)
Deferred liabilities	—	(10,232,250)	—	(10,232,250)
Derivative liabilities	—	(111,913)	—	(111,913)
Total	22,918,371	(7,168,781)	—	15,749,590

As at December 31, 2025, the Company’s financial instruments carried at fair value consisted of its cash, short-term and long-term investments, accounts payable and accrued liabilities, and due to related parties which are classified as Level 1, and its short-term and long-term receivables, deferred liabilities, derivative liabilities, and other liabilities, which have been classified as Level 2. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the periods ended December 31, 2025 and June 30, 2025.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Disclosure of outstanding share data as of August 21, 2026

	Authorized	Outstanding
Voting or equity securities issued and outstanding	Unlimited number of common shares	36,131,678 common shares
Securities convertible or exercisable into voting or equity securities

1,791,133 options outstanding exercisable to acquire common shares of the Company;

263,077 RSUs which are convertible into common shares of the Company; and

936,387 warrants exercisable to acquire common shares of the Company

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. These are described in greater detail in Note 2(e) to the Q2 2026 Financials.

Summary of Material Accounting Policies

The material accounting policies used by the Company are described in greater detail in Note 3 to the Q2 2026 Financials, unless otherwise noted.

Off Balance Sheet Arrangements

As at December 31, 2025 and the date of this MD&A, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the results of operations or financial condition of the Company.

Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at December 31, 2025, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of December 31, 2025, the Company has made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of US $1,392,000 (to US $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. The Company seeks to recover the payments made to the former CEO and COO.

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors’ indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at December 31, 2025, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

Frontier Nuclear and Minerals Inc.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2025

(Expressed in Canadian Dollars)

Trend Information

Management regularly monitors economic conditions and estimates their impact on the Company’s operations and incorporates these estimates in both short-term operating and longer-term strategic decisions.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

See “Cautionary Note Regarding Forward-Looking Statements” below.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain “forward-looking information” as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”) that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Risk Factors”, “Business Outlook and Strategy”, “Corporate Developments”, “Properties”, “Results of Operations”, and elsewhere in this MD&A. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our plans, goals and strategies;

●	expectations regarding revenue, expenses and operations;

●	expectations regarding demand for, and prices of, minerals;

●	having sufficient working capital and being able to secure additional funding necessary for the continued exploration and development of our property interests;

●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●	expectations regarding exploration results at any of our projects;

●	mineral exploration and development program cost estimates;

●	expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;

●	expectations regarding the benefits of acquisitions and other investments;

●	receipt and timing of exploration and development permits and other third-party approvals;

●	government regulation of mineral exploration and development operations;

●	expectations regarding any social or local community issues that may affect planned or future exploration and development programs; and

●	key personnel continuing their employment with us.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate, “expect,” “future,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this MD&A. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws.